Oncolytics Biotech® Reports Completion of Initial Safety Phase Enrollment for GOBLET Trial’s New Pancreatic Cancer Cohort

Early safety and tolerability results from six randomized patients support continued enrollment of pelareorep combined with modified FOLFIRINOX, with or without atezolizumab

The study will begin with 30 patients, with an option to expand to an additional 34 participants

SAN DIEGO, CA and CALGARY, AB, December 3, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that the Data Safety Monitoring Board (DSMB) has recommended continued enrollment in Cohort 5 of the GOBLET study following their review of initial safety data. Enrollment in this cohort will resume pending final approval from the Paul Ehrlich Institute (PEI), Germany’s medical regulatory body. Additional updates are expected in 2025, with safety data anticipated in the first half and initial efficacy results in the second half.

The GOBLET study is a Phase 1/2 randomized, open-label, multicenter trial using a Simon two-stage design to evaluate treatments across multiple gastrointestinal cancers. In cohort 5, the study is assessing pelareorep combined with modified FOLFIRINOX (mFOLFIRINOX), with or without atezolizumab (Tecentriq®), in patients with newly diagnosed pancreatic ductal adenocarcinoma (PDAC). This cohort is funded by a US$5 million Therapeutic Accelerator Award from the Pancreatic Cancer Action Network (PanCAN), an innovative program designed to speed up the development of new pancreatic cancer treatments.

“We see a promising opportunity for pelareorep to improve treatment options for PDAC patients,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “The current standard of care is primarily chemotherapy, such as gemcitabine + nab-paclitaxel or mFOLFIRINOX. Pelareorep has already shown synergy with gemcitabine, nab-paclitaxel, and atezolizumab in GOBLET Cohort 1, and demonstrating efficacy with mFOLFIRINOX would further establish its potential to benefit PDAC patients. This study also builds on Cohort 1 by evaluating pelareorep’s ability to work with checkpoint inhibitors, which would be a major advance, especially as immune therapies provide little benefit in most patients with this ‘cold’ tumor.”

About GOBLET Cohort 5
The mFOLFIRINOX cohort of the Phase 1/2 GOBLET study is designed to evaluate newly diagnosed PDAC patients treated with pelareorep + mFOLFIRINOX with or without atezolizumab. A three-patient safety run-in was incorporated to evaluate the safety and tolerability of each treatment arm: pelareorep + mFOLFIRINOX + atezolizumab and pelareorep + mFOLFIRINOX. A total of fifteen evaluable patients will be randomized to each arm in Stage 1 of this Simon two-stage study. The co-primary endpoints are objective response rate and safety. If Stage 1 success criteria are met, one or both treatment arms may be expanded to Stage 2, in which 17 additional evaluable patients per arm will be enrolled. Blood and tumor samples will also be collected for translational evaluations.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 17 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) and/or disease control rate assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. The study comprises five treatment groups:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients;

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients;

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients; and

5.Pelareorep in combination with mFOLFIRINOX with and without atezolizumab in newly diagnosed metastatic PDAC patients.

Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the medical oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Tecentriq® (atezolizumab) is a registered trademark of Genentech, a member of the Roche Group.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; continued enrollment in the GOBLET study and the expansion thereof to additional participants; approval from the

Paul Ehrlich Institute; additional updates being provided in 2025, including safety data and initial efficacy results; our belief that pelareorep is poised to advance to registration-enabling studies for the treatment of breast and pancreatic cancers; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com